Pricing Supplement dated March 11, 2004
(To Prospectus dated January 16, 2004 and
Prospectus Supplement dated January 16, 2004)

Rule 424(b) (3)
File No.333-111504

PACCAR FINANCIAL CORP.

Medium-Term Notes - Floating Rate
CUSIP# 69371RWL6

We are hereby offering to sell Notes having the terms specified below to you with the assistance of:

☐ Citigroup Global Markets Inc.
☐ Barclays Capital Inc.
☒ BNP Paribas Securities Corp.
☒ McDonald Investments Inc.
☒ Wells Fargo Brokerage Services, LLC
Other: _____;
acting as ☒ principal ☐ agent

at: ☒ varying prices related to prevailing market prices at the time of resale ☐ a fixed initial public offering price of __% of the Principal Amount.

Principal Amount $150,000,000:	Original Issue Date:	March 15, 2004
Agent's Discount or Commission: .20%	Maturity Date:	March 15, 2006
Net Proceeds to Company: $149,700,000	Interest Payment Date(s):	Quarterly on the 15th or next business day of March, June, September, and December via modified following business day convention, commencing June 15, 2004

Calculation Agent:

Interest Calculation:
    ☒ Regular Floating Rate Note   ☐ Floating Rate/Fixed Rate Note
    ☐ Inverse Floating Rate Note   Fixed Rate Commencement Date:
        Fixed Interest Rate: Fixed Interest Rate:
    ☐   Other Floating Rate Note (see attached)

Initial Interest Rate: To be determined
Initial Interest Reset Date: June 15, 2004
Interest Reset Date(s): Quarterly on the 15th or next business day of March, June, September and December via modified following business day convention.

Interest Rate Basis:

☐ CD Rate	☐ Federal Funds Rate	☐ Prime Rate
☐ Commercial Paper Rate	☒ LIBOR	☐ Treasury Rate
☐ CMT Rate	Designated LIBOR Page:	☐ Other (see attached)
☐ CMT Telerate Page 7051	☐ LIBOR Reuters Page	
☐ CMT Telerate Page 7052	☒ LIBOR Telerate Page 3750	
If CMT Telerate Page 7052:	LIBOR Currency: USD	
☐ Weekly Average		
☐ Monthly Average		

Index Maturity: 3 Month LIBOR
Spread (+/-): -0.06%
Spread Multiplier: N/A
Maximum Interest Rate: N/A
Minimum Interest Rate: N/A

Day Count Convention:
     ☐ 30/360 for the period from   to   .
     ☒ Actual/360 for the period from March 15, 2004 to March 15, 2006**.**
     ☐ Actual/Actual for the period from   to .

Redemption:
     ☒ The Notes may not be redeemed prior to the Maturity Date.
     ☐ The Notes may be redeemed at the option of the Company prior to Maturity Date.
         Initial Redemption Date:
         Initial Redemption Percentage: __ %
         Annual Redemption Percentage Reduction: __ % until Redemption Percentage is 100% of the Principal
         Amount.
     ☐ The Notes shall be redeemed by the Company prior to the Maturity Date (see attached).

Repayment:
     ☒ The Notes may not be repaid prior to the Maturity Date.
     ☐ The Notes may be repaid prior to the Maturity Date at the option of the holder of the Notes.
         Optional Repayment Date(s):

Currency:
     Specified Currency: <u>USD </u>(If other than U.S. dollars see attached)
     Minimum Denominations: _____(Applicable only if Specified Currency is other than U.S. dollars)
     Exchange Rate Agent: _____ (Applicable only if Specified Currency is other than U.S. dollars)

If Discount Note, check ☐
  Issue Price: ___%

Form: ☒ Book-Entry   ☐ Certificated

Other Provisions: